This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 333-276616.

PRICING SUPPLEMENT

(To Prospectus dated January 19, 2024 and

Prospectus Supplement dated January 22, 2024)

$2,000,000,000

$850,000,000 4.950% Medium-Term Notes, Series B due November 13, 2028

$1,150,000,000 5.300% Medium-Term Notes, Series B due November 13, 2031

We are offering (i) $850,000,000 aggregate principal amount of 4.950% Medium-Term Notes, Series B due November 13, 2028 (the “2028 Fixed Rate Notes”) and (ii) $1,150,000,000 aggregate principal amount of 5.300% Medium-Term Notes, Series B due November 13, 2031 (the “2031 Fixed Rate Notes” and, together with the 2028 Fixed Rate Notes, the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2028 Fixed Rate Notes on May 13 and November 13 of each year and on the maturity date. We will pay interest on the 2031 Fixed Rate Notes on May 13 and November 13 of each year and on the maturity date. The first such payment on the 2028 Fixed Rate Notes will be on May 13, 2027 and the first such payment on the 2031 Fixed Rate Notes will be on May 13, 2027. The 2028 Fixed Rate Notes will not be redeemable before their maturity. We may redeem some or all of the 2031 Fixed Rate Notes at any time at our option at the redemption price set forth in this pricing supplement under “Description of the Notes—Optional Redemption.”

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” on page S-3 of the accompanying prospectus supplement.

	2028 Fixed Rate Notes		2031 Fixed Rate Notes
	Per Note	Total	Per Note	Total
Public Offering Price(1)	99.994%	$849,949,000	99.896%	$1,148,804,000
Underwriting Discount	0.150%	$1,275,000	0.350%	$4,025,000
Proceeds, Before Expenses, to the Company	99.844%	$848,674,000	99.546%	$1,144,779,000

_______

(1) Plus accrued interest, if any, from November 13, 2026, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., on or about November 13, 2026.

Joint Book-Running Managers

Barclays	BNP PARIBAS	ING	J.P. Morgan	MUFG

Co-Managers

BBVA	COMMERZBANK	Deutsche Bank Securities	Fifth Third Securities	CastleOak Securities, L.P.	Stern

The date of this pricing supplement is November 9, 2026.

We have not, and the underwriters have not, authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

TABLE OF CONTENTS

Pricing Supplement
Page

Description of the Notes	PS-1
Underwriting	PS-5
Legal Matters	PS-7

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement shall have the meanings assigned to them in the accompanying prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;

•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and

•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements, and, to the extent inconsistent, supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,

•	will not be subject to mandatory redemption or repayment at your option,

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount, and

•	will be denominated in U.S. dollars.

The 2028 Fixed Rate Notes

The following description is a summary of certain provisions of the 2028 Fixed Rate Notes:

Principal Amount: $850,000,000

Trade Date: November 9, 2026

Original Issue Date: November 13, 2026

Stated Maturity Date: November 13, 2028

Interest: 4.950% per annum from November 13, 2026

Interest Payment Dates: Each May 13 and November 13, beginning on May 13, 2027 and ending on the Stated Maturity Date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Business Days: New York

CUSIP / ISIN: 89236TQK4 / US89236TQK42

The 2031 Fixed Rate Notes

The following description is a summary of certain provisions of the 2031 Fixed Rate Notes:

Principal Amount: $1,150,000,000

Trade Date: November 9, 2026

Original Issue Date: November 13, 2026

Stated Maturity Date: November 13, 2031

Interest: 5.300% per annum from November 13, 2026

Interest Payment Dates: Each May 13 and November 13, beginning on May 13, 2027 and ending on the maturity date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Business Days: New York

CUSIP / ISIN: 89236TQM0 / US89236TQM08

Optional Redemption

The 2028 Fixed Rate Notes are not subject to optional redemption.

The 2031 Fixed Rate Notes will be redeemable at our option before their Stated Maturity Date, in whole or in part, at any time, and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the applicable date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points less (b) interest accrued to the redemption date; and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the applicable redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”).  In determining the Treasury Rate, we shall select, as applicable:

(1)        the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Stated Maturity Date of the Notes to be redeemed (the “Remaining Life”); or

(2)        if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Stated Maturity Date of the Notes to be redeemed on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or

(3)        if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the applicable redemption date.

If on the third Business Day preceding the applicable redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Stated Maturity Date of the Notes to be redeemed, as applicable.  If there is no United States Treasury security maturing on the Stated Maturity Date of the Notes to be redeemed but there are two or more United States Treasury securities with a maturity date equally distant from the Stated Maturity Date of the Notes to be redeemed, one with a maturity date preceding the Stated Maturity Date of the Notes to be redeemed and one with a maturity date following the Stated Maturity Date of the Notes to be redeemed, we shall select the United States Treasury security with a maturity date preceding the Stated Maturity Date of the Notes to be redeemed.  If there are two or more United States Treasury securities maturing on the Stated Maturity Date of the Notes to be redeemed or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time.  In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the applicable redemption date to each holder of the Notes to be redeemed.

In the case of a partial redemption, selection of the Notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair.  No notes of a principal amount of $2,000 or less will be redeemed in part.  If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed.  A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the Notes are held by DTC (or another depositary), the redemption of the Notes shall be done in accordance with the policies and procedures of the depositary.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as a particular tranche of the Notes, as applicable, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

Each tranche of the Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank SA/NV and Clearstream Banking, S.A.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated November 9, 2026 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of January 22, 2024, between us and the agents named in the accompanying prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Underwriter	Principal Amount of the 2028 Fixed Rate Notes	Principal Amount of the 2031 Fixed Rate Notes
Barclays Capital Inc.	$153,000,000	$207,000,000
BNP Paribas Securities Corp.	153,000,000	207,000,000
ING Financial Markets LLC	153,000,000	207,000,000
J.P. Morgan Securities LLC	153,000,000	207,000,000
MUFG Securities Americas Inc.	153,000,000	207,000,000
BBVA Securities Inc.	17,000,000	23,000,000
Commerz Markets LLC	17,000,000	23,000,000
Deutsche Bank Securities Inc.	17,000,000	23,000,000
Fifth Third Securities, Inc.	17,000,000	23,000,000
CastleOak Securities, L.P.	8,500,000	11,500,000
Stern Brothers & Co.	8,500,000	11,500,000
Total	$850,000,000	$1,150,000,000

No series of Notes will have an established trading market when issued. The Underwriters may from time to time make a market in the Notes of any series but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed (i) 0.100% of the principal amount of the 2028 Fixed Rate Notes and (ii) 0.200% of the principal amount of the 2031 Fixed Rate Notes. The Underwriters may allow, and dealers may reallow, a concession not to exceed (i) 0.050% of the principal amount of the 2028 Fixed Rate Notes and (ii) 0.150%  of the principal amount of the 2031 Fixed Rate Notes. After the initial offering of the Notes to the public, MUFG Securities Americas Inc., on behalf of the Underwriters, may change the public offering price and concessions of the Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Barclays Capital Inc., BNP Paribas Securities Corp., ING Financial Markets LLC, J.P. Morgan Securities LLC and MUFG Securities Americas Inc., on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies. A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.

Selling Restrictions

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

In the opinion of the Chief Legal & Compliance Officer of TMCC, when the Notes offered by this Pricing Supplement and related Prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (“DBTCA”), as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated July 31, 2026 and filed as Exhibit 5.1 to TMCC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2026.